May 21, 2019

VIA EDGAR

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	New Residential Investment Corp. Form 10-K for the fiscal year ended December 31, 2018 Filed February 19, 2019 File No. 001-35777

Dear Mr. Telewicz,

On behalf of New Residential Investment Corp. (the “Company” or “New Residential”), the undersigned submits this letter as a supplement to the Company’s response dated April 16, 2019 to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated March 20, 2019, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 19, 2019 (the “2018 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in italics below. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2018 10-K.

Form 10-K for fiscal year ended December 31, 2018

Notes to Consolidated Financial Statements
5. Investments in Mortgage Servicing Rights and Mortgage Servicing Rights Financing Receivables

Ocwen Transaction, page 151

1.
We note your disclosure that substantially all of the risks and rewards inherent in owning the MSRs had not been transferred to NRM. We further note any interests already held by New Residential were reclassified from Excess MSRs, at fair value and Servicer advance investments, at fair value to MSR financing receivables, at fair value and Servicer advances receivable. Please tell us the authoritative accounting literature management relied upon to account for this reclassification. In your response, please address why the purchase agreement would impact the accounting for the assets already held by New Residential.

Response

We respectfully inform the Staff of the additional information below surrounding the timeline and key milestones related to the Company’s investment in Ocwen assets, which aided in management’s determination that the Ocwen Transaction represented a settlement of the prior agreement and execution of a new agreement.

Ocwen Transaction Timeline and Key Milestones

1.	April 2015: New Residential acquired Home Loan Servicing Solutions, Ltd. (“HLSS”)

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
May 21, 2019

•
Upon acquisition, the accounting policies of HLSS were conformed to the accounting policies of New Residential (per the Company’s response to the Staff’s comment number 2 in its correspondence filed with the Commission on January 28, 2016) and we recorded:

i.
Investments in servicer advances including the right to the basic fee component of the related Private Label Securitizations (“PLS”) Mortgage Servicing Rights (“MSRs”) (which is considered to be one unit of account) in our Servicer Advance Investments, at fair value; and

ii.
Excess MSRs representing the amount of the total servicing fee that exceeds the basic servicing fee (which is a separate unit of account from Servicer Advances) in our Excess MSR Investments, at fair value.

•
HLSS was formed as a capital provider to Ocwen, as mortgage servicer, to fund Ocwen’s advance obligations, and did not have the state licenses or federal approvals necessary to take legal ownership of MSRs and become the named servicer under any servicing agreements, and the investment was therefore structured as a capital transaction with a required fixed rate of return rather than a transfer of MSR ownership to HLSS; and,

•
Compensation to Ocwen in its capacity as mortgage servicer included a Base Fee and Performance Fee, with the Performance Fee based on outstanding servicing advances and driving the amount of fees retained by HLSS. As a result, the Performance Fee to Ocwen linked the HLSS advance obligation to its basic fee retained.

2.	October 2016: New Residential Mortgage LLC (“NRM”), a wholly owned subsidiary of New Residential, became a licensed mortgage servicer
•	After obtaining the required state licenses and federal approvals, NRM became eligible to take legal ownership of MSRs and become the named servicer under certain servicing contracts.
3.	October 2016 – June 2017: NRM acquired approximately $208 billion unpaid principal balance (“UPB”) of Agency MSRs
•
New Residential developed a Mortgage Servicing Rights Accounting Policy to govern the accounting for its investments in MSRs. The developed accounting policy adheres to ASC 860-50, which can only be adopted by a licensed mortgage servicer.

4.	June 2017: NRM acquired PLS MSRs for the first time and became named servicer under the related servicing agreements
•
Evidenced the industry’s acceptance of NRM’s strategy of utilizing subservicers to perform day-to-day servicing tasks on behalf of NRM, which provided further support from a business perspective that NRM was qualified to own PLS MSRs.

5.	July 2017: New Residential and Ocwen entered into a Master Agreement, Transfer Agreement and Subservicing Agreement
•
Enabled the transfer of ownership of the MSRs related to the HLSS Servicer Advance and Excess MSR Investments from Ocwen to NRM, as contemplated by the Master Servicing Rights Purchase Agreement between Ocwen and HLSS, upon receipt of required third party consents to the transfer; and,

•
New Residential agreed to purchase from Ocwen the remaining economics associated with the MSRs acquired through the HLSS Acquisition upon receipt of required third party consents for a maximum purchase price of approximately $364 million.

6.	September 2017: NRM became named servicer on approximately $16 billion UPB of Ocwen PLS MSRs under the above agreements

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
May 21, 2019

•
The first transfer of certain Ocwen PLS MSRs upon receipt of the required consents and New Residential’s payment to Ocwen in the amount of $54.6 million resulted in NRM acquiring a servicing obligation and evaluating the transfer of servicing assets for sale accounting in accordance with ASC 860-50-40; and,

•
Based on the guidance in ASC 860-50-40-7 for a sale of MSRs with a subservicing contract, the Ocwen MSR transfer did not achieve the conditions for sale accounting due to the terms of the subservicing contract with Ocwen, specifically an inability to cancel or decline to renew within a reasonable period of time.

7.	January 2018: NRM entered into the New Ocwen RMSR Agreement
•
Given the delay in obtaining certain required third party consents to the transfer of MSRs from Ocwen to NRM, the New Ocwen RMSR Agreement was structured as an interim mechanism to transfer the full economic benefits, risks and control associated with the MSRs to NRM from Ocwen in exchange for a payment of $279.6 million;

•
In conjunction with the Master and Transfer Agreements, introduced NRM as transferee to the remaining servicing agreements; unlike HLSS Holdings and HLSS MSR-EBO, as owners of the Servicer Advances and Excess MSRs, respectively, NRM is a licensed mortgage servicer capable of obtaining the required consents to own MSRs and become the named servicer under servicing agreements;

•	Transitioned Ocwen’s role from MSR owner to subservicer;
•
Stepped up New Residential’s economics beyond its previous servicing fee strip relating to excess MSRs and the basic fee component to all servicing fees similar to a step acquisition whereby control is achieved in stages;

•
Eliminated the Ocwen Monthly Servicing Fee, which, as stated earlier, was based on a percentage of servicing fees collected, and Performance Fee payable to Ocwen, and replaced them with a monthly subservicing fee based on UPB, thereby removing the legacy compensation structure, which previously economically linked the obligation to fund servicer advances and the basic fee component; and,

•
Agreements executed between New Residential and Ocwen in July 2017 and January 2018, respectively, combined with the Fee Restructuring Payment made to Ocwen in January 2018, settled the agreement associated with the original investments (Excess MSRs and Servicer Advances, at fair value), introduced new agreements and altered the structure of the investment, thereby terminating the existing accounting for the Servicer Advances as a separate unit of account from the related MSRs and implementing accounting for the New Ocwen RMSR Agreement.

* * *

Please contact the undersigned at (212) 798-6119 should you require further information or have any questions.

Very truly yours,

/s/ Nicola Santoro, Jr.
Chief Financial Officer

cc:           Jennifer Monick, Assistant Chief Accountant, and Jeffrey Lewis, Staff Accountant, U.S. Securities and Exchange Commission